Exhibit 99.1

Results of Annual General Meeting Held on June 19, 2018

Singapore, Singapore – June 19, 2018 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), wishes to announce that all the resolutions as set out in its Notices of Annual General Meeting dated May 18, 2018 were duly passed at its Annual General Meeting held today.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited ("GYMCL"), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China.  GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines.  Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China.  Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support.  In 2017, GYMCL sold 367,097 engines and is recognized as a leading manufacturer and distributor of engines in China.  For more information, please visit http://www.cyilimited.com.

For more information, please contact:

Investor Relations

Kevin Theiss
Tel: +212-521-4050
Email: cyd@bluefocus.com